May 2, 2019

James Jiayuan Tong
Chief Executive Officer
Bison Capital Acquisition Corp.
609-610 21st Century Tower
No. 40 Liangmaqiao Road
Chaoyang District, Beijing 100016 China

       Re: Bison Capital Acquisition Corp.
           Amendment No. 5 to Registration Statement on Form S-4
           Filed May 1, 2019
           File No. 333-229127

Dear Mr. Tong:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form S-4

Exhibits

1. The consents from Cassel Salpeter and Venture Valuation that were filed in connection with your Amendment No. 4 both clearly state that they are not applicable to future amendments of the registration statement. Accordingly, please file revised consents from these entities. If you do so pursuant to an exhibits-only amendment, please ensure that the consents also clearly cover Amendment No. 5 that you filed on May 1, 2019.
 James Jiayuan Tong
FirstName LastNameJames Jiayuan Tong
Bison Capital Acquisition Corp.
Comapany NameBison Capital Acquisition Corp.
May 2, 2019
Page 2
May 2, 2019 Page 2
FirstName LastName
       You may contact Paul Cline at 202-551-3851 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:      Arila Zhou, Esq.